1 Follow - on Equity Offering July 2014 NASDAQ: FNHC Free writing prospectus dated July 29, 2014 Filed pursuant to Rule 433 Registration Statement No. 333 - 195890 The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by vis iting EDGAR on the SEC’s website at www.sec.gov . Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling toll - free 1 - 800 - 293 - 2532.

NASDAQ: FNHC SAFE HARBOR STATEMENT / FNHC SNAPSHOT Safe harbor statement under the Private Securities Litigation Reform Act of 1995: Statements that are not historical fact are forward - looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein . Without limiting the generality of the foregoing, words such as “anticipate,” “believe,” “budget,” “contemplate,” “continue,” “could,” “envision,” “estimate,” “expect,” “guidance,” “indicate,” “intend,” “may,” “might,” “plan,” “possibly,” “potential,” “predict,” “probably,” “pro - forma,” “project,” “seek,” “should,” “target,” or “will” or the negative thereof or other variations thereon and similar words or phrases or comparable terminology are intended to identify forward - looking statements . Forward - looking statements might also include, but are not limited to, one or more of the following: • Projections of revenues, income, earnings per share, dividends, capital structure or other financial items or measures ; • Descriptions of plans or objectives of management for future operations, insurance products, or services ; • Forecasts of future insurable events, economic performance, liquidity, need for funding and income ; and • Descriptions of assumptions or estimates underlying or relating to any of the foregoing . The risks and uncertainties include, without limitation, risks and uncertainties related to estimates, assumptions and projections generally ; the nature of the Company’s business ; the adequacy of its reserves for loss and loss adjustment expense ; claims experience ; weather conditions (including the severity and frequency of storms, hurricanes, tornadoes and hail) and other catastrophic losses ; reinsurance costs and the ability of reinsurers to indemnify the Company ; raising additional capital and our potential failure to meet minimum capital and surplus requirements ; potential assessments that support property and casualty insurance pools and associations ; the effectiveness of internal financial controls ; the effectiveness of our underwriting, pricing and related loss limitation methods ; changes in loss trends ; court decisions and trends in litigation ; our potential failure to pay claims accurately ; ability to obtain regulatory approval applications for requested rate increases, to underwrite in additional jurisdictions, or to organize a new property and casualty insurer in connection with our recently announced joint venture, and the timing thereof ; the impact that this new insurer may have on our results of operations, once organized ; inflation and other changes in economic conditions (including changes in interest rates and financial markets) ; pricing competition and other initiatives by competitors ; legislative and regulatory developments ; the outcome of litigation pending against the Company, and any settlement thereof ; dependence on investment income and the composition of the Company’s investment portfolio ; insurance agents ; ratings by industry services ; the reliability of our information technology systems ; reliance on key personnel ; acts of war and terrorist activities ; and other matters described from time to time by the Company in releases and publications, and in periodic reports and other documents filed with the United States Securities and Exchange Commission . In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including claims and litigation exposures . Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for a contingency . Reported results may therefore appear to be volatile in certain accounting periods . Readers are cautioned not to place undue reliance on these forward - looking statements, which speak only as of the date on which they are made . We do not undertake any obligation to update publicly or revise any forward - looking statements to reflect circumstances or events that occur after the date the forward - looking statements are made . 2 Federated National Holding Company ( as of 3/31/2014 ) • NASDAQ: FNHC • Headquarters: Sunrise, FL (Ft. Lauderdale) • Core Market: Homeowners’ insurance in Florida • IPO Year: 1998 • Financial Stability Rating: • Cash and Investments: $296.0 M • Total Shareholders’ Equity: $117.6 M • Common Shares Outstanding: 11.0 M • Book Value Per Common Share: $10.70

NASDAQ: FNHC OFFERING SUMMARY 3 Issuer Federated National Holding Company Offering Size $40.0 million of common stock (100% primary shares ) Recent Trade $24.36 close on July 28, 2014 Over - Allotment Up to 15% of the offering size (100% primary shares) Exchange and Symbol Traded on the NASDAQ Global Market under “FNHC” Use of Proceeds General corporate purposes, including as statutory capital to support growth at Federated National Insurance Company and to sustain our capital levels following our investment in Monarch National Insurance Company, once organized Lead Bookrunner Raymond James Co - Managers William Blair and Janney Montgomery Scott Expected Pricing Date Week of July 28 th

NASDAQ: FNHC WE ARE PREDOMINANTLY A HOMEOWNERS’ INSURER IN FLORIDA 4 …Our Distinguishing Characteristics • Third fastest growing homeowners’ insurance company in Florida (1) • Started offering homeowners’ insurance in Florida in 2000. Rated “A” by Demotech since 1998 • Homeowners’ insurance in Florida represents over 90% of our premiums • Florida is the fourth largest state and represents about $ 9.5 billion in homeowners’ insurance premium • Underwrite commercial general liability, personal auto and federal flood (100% ceded) and sell various lines of other insurance Voluntary Business Focus Strong Reinsurance Program Outstanding Customer and Agent Service • Voluntary business sold through independent agents • One of five Florida homeowners’ insurance companies appointed to write voluntary business with Allstate • Full indemnity reinsurance with 53 reinsurance partners, almost all of which were rated “A - ” or higher by A.M. Best • We are a preferred carrier to our partner agents (1) Based on Florida homeowners’ insurance new policies written for the three months ended March 31, 2014; Florida Office of Insurance Regulation

NASDAQ: FNHC EXPERIENCED MANAGEMENT TEAM • An experienced management team that has a long history with Federated National and has extensive tenure in the homeowners ’ insurance market in Florida Michael Braun (Age 47), Chief Executive Officer & President • Appointed Chief Executive Officer in July 2008 • Elected to Board in 2005 • Previously served as Chief Operating Officer • Joined in 1998 Peter Prygelski (Age 45) , Chief Financial Officer & Treasurer • Re - nominated to Board in 2008 • Appointed Chief Financial Officer in June 2007 • Served as Independent Director from 2004 through 2007 • Joined in 2004 Stephen Young (Age 39) , Vice President of Operations • Appointed Vice President of Operations in June 2009 • Served as President of Federated Premium Finance • More than 20 years of industry experience • Joined in August 1995 Gordon Jennings (Age 56) , Vice President of Risk Management • Appointed Vice President of Risk Management in May 2008 • Serves as President of Federated National Underwriters • More than 23 years of industry experience • Joined in May 2000 C. Brian Turnau (Age 47), President of Federated National Adjusting • Appointed President of Federated National Adjusting in July 2006 • Worked for private practice insurance defense litigation law firms for 15 years • More than 13 years of industry experience • Joined in June 2000 Christopher Clouse (Age 46), Underwriting Manager • Appointed Underwriting Manager in June 2010 • Serves as President of Insure - Link • More than 25 years of industry experience • Joined in March 2008 5

NASDAQ: FNHC FLORIDA PROPERTY INSURANCE MARKET TIMELINE 6 1992 1993 2004 & 2005 2006 2007 2009 2011 2012 2013 Hurricane Andrew Emergence of Citizens’ predecessor Creation of the Florida Hurricane Catastrophe Fund Hurricane seasons bring 4 Florida hurricanes in 2004 and 4 in 2005 Windstorm mitigation c redit o verhaul Citizens becomes a competitor to the private market Citizens establishes “glide path” to actuarial sound rates “Cost driver” bill to expedite rate filings, increase surplus requirements and reform sinkhole claims Citizens reduces potential assessment Citizens Clearinghouse established National carriers begin to exit / contract National carriers accelerate exit / contraction

FLORIDA MARKET PROVIDES CONTINUED GROWTH

- **The Florida Homeowners' Insurance Market is Poised for Continued Growth and Profitability**
  - Rate adequacy
  - Reduced reinsurance costs combined with increased capacity
  - Contracting Citizens is competing less with the private market
  - Lack of competition from national and large carriers
  - Improved real estate market is driving demand and has increased premiums

- **Federated National is One of the Fastest Growing Homeowners' Insurers in Florida and is Poised to Continue to Grow Profitably**
  - Third fastest growing homeowners' insurance company in Florida [(1)]
  - All policies are generated on a voluntary basis
  - One of five Florida homeowners' insurance companies appointed to write voluntary business with Allstate
  - Opportunity to increase FedNat's 2.6% market share and further increase our market presence through Monarch

Top Personal Residential Homeowners' Insurers in Florida

As of March 31, 2014

3/31/2014 Rank	3/31/2013 Rank	Institution	Total DPW for Policies In-Force	Market Share
1	1	Citizens Property Insurance Corporation	$1,612,366,022	16.96%
2	2	Universal Property & Casualty Ins. Co.	739,227,648	7.78
3	4	Homeowners Choice P&C Ins. Co., Inc.	378,436,847	3.98
4	8	United Property & Casualty Ins. Co.	317,367,023	3.34
5	5	Florida Peninsula Insurance Company	315,937,654	3.32
6	7	United Services Automobile Association	296,764,048	3.12
7	6	St. Johns Insurance Company, Inc.	285,223,091	3.00
8	37	People's Trust Insurance Company	260,386,103	2.74
9	20	Federated National Insurance Company	250,196,773	2.63
10	41	Heritage Property & Casualty Ins. Co.	230,436,314	2.42
11	10	Tower Hill Prime Insurance Company	229,534,307	2.41
12	9	Security First Insurance Company	227,549,393	2.39
13	11	American Integrity Insurance Co. of FL	225,409,144	2.37
14	15	Tower Hill Signature Insurance Company	175,446,130	1.85
15	12	Federal Insurance Company	171,902,091	1.81
16	13	USAA Casualty Insurance Company	151,442,733	1.59
17	16	Tower Hill Preferred Insurance Company	148,643,399	1.56
18	17	AIG Property Casualty Company	135,664,196	1.43
19	18	ASI Preferred Insurance Corp.	133,689,070	1.41
20	14	Castle Key Insurance Company	133,616,745	1.41
Top 20			$6,419,238,732	67.52%
Grand Total			9,507,282,698	100.00%

Note: Includes personal residential and excludes commercial residential business. The Florida Office of Insurance Regulation's QUASR next generation database excludes State Farm Florida Insurance Company in its dataset as of March 31, 2014

(1) Based on Florida homeowners' insurance new policies written for the three months ended March 31, 2014; Florida Office of Insurance Regulation

FEDERATED NATIONAL
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NASDAQ: FNHC FEDERATED NATIONAL’S APPROACH TO THE FLORIDA MARKET 8 • Utilize point of sale software which ensures rate adequacy • Delivers instantaneous risk analytics and quoting and binding capabilities • Provides agents with access to numerous key data points essential to assessing risk factors • Reduced geographic concentration in the Tri - County area and expanded in other counties in Florida • Greater diversification has enhanced underwriting results and reduced our risk exposure • Select expansion into Louisiana, Texas, Alabama , Georgia and South Carolina Sophisticated Analytics Geographic Diversification Underwriting Standards • Focus on higher value properties • Emphasis on newer properties which typically have more advanced wind / hurricane mitigation features and lower All Other Peril (non - catastrophe) losses, all of which mitigate expected losses • Largely avoided claims associated with sinkhole losses by carefully underwriting certain geographic areas in Florida

NASDAQ: FNHC 47.5 52.9 57.6 61.1 67.0 83.9 100.3 116.4 134.0 0 20 40 60 80 100 120 140 160 Q1-12 Q2-12 Q3-12 Q4-12 Q1-13 Q2-13 Q3-13 Q4-13 Q1-14 Policy In - Force Count (At Quarter End) $84.1 $91.4 $97.8 $102.3 $114.8 $149.2 $181.9 $216.2 $250.2 $- $30 $60 $90 $120 $150 $180 $210 $240 $270 Q1-12 Q2-12 Q3-12 Q4-12 Q1-13 Q2-13 Q3-13 Q4-13 Q1-14 Premium In - Force (at Quarter End) (1) DPW in thousands for the last twelve months ended March 31, 2014 Homeowners' 90.5% Commercial General Liability 3.9% Federal Flood 2.3% Automobile 3.3% GROWING AND DIVERSIFIED IN FLORIDA 9 Premium In - Force ($ in Millions) Growing & Diversified in Florida Panhandle 15% North FL 6% West Coast 34% Treasure Coast 27% Tri County 18% DPW By Line of Business (Last Twelve Months) Homeowners’ Policy In - Force Count (Thousands) Total LTM DPW : $279,143 (1) Total FL Policies In - Force as of March 31, 2014: 134,000

NASDAQ: FNHC 486% 351% 302% 209% 219% 222% 0% 100% 200% 300% 400% 500% 600% 2009 2010 2011 2012 2013 2014P QUALITY GROWTH IN HOMEOWNERS’ PORTFOLIO 10 1 - in - 100 Year Probable Maximum Loss (1) / In - Force Premium (1) Total modeled losses incurred in a 1 - in - 100 year catastrophe related event Note: Probable Maximum Loss is modeled using RMS assuming LT, NoSS and NoLA Total Insured Value and Policies In - Force $13.0 $13.1 $13.3 $21.5 $51.3 $58.9 52.6 43.1 43.8 61.1 116.4 134.0 0 20 40 60 80 100 120 140 $- $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 $80.0 2009 2010 2011 2012 2013 3/31/2014 PIF (Thousands) TIV ($ Billions) Total Insured Value Polices In-Force

NASDAQ: FNHC 75.8% 67.0% 60.9% 52.9% 44.7% 48.6% 53.4% 55.5% 50.9% 54.0% 52.9% 56.6% 47.3% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% SUPERIOR UNDERWRITING RESULTS 11 Source : Company Filings and SNL Financial Note: NPE and Losses & LAE based on GAAP. Loss & LAE Ratio Net Premiums Earned ($ in Millions) $11.1 $11.7 $12.9 $12.8 $12.8 $14.7 $15.1 $16.8 $18.3 $23.7 $27.3 $35.1 $44.0 $0 $5 $10 $15 $20 $25 $30 $35 $40 $45

NASDAQ: FNHC ROBUST CLAIMS CAPABILITIES AND TENURED STAFF 12 • 12 field adjusters covering the entire state of Florida and 32 onsite (desk) adjusters; 9 claims managers and supervisors; in - house litigation manager supported by 4 litigation adjusters; all of whom are fully licensed in all of the states we write business • Average experience is over 10 years • Long tenure with Federated National; over half of our homeowners’ adjusting staff served the Company during the storms of 2004 and 2005 • Training and knowledge is promoted and enhanced through on and off - site education • 24/7 new claims reporting capacity with immediate emergency response available when warranted • Long standing relationships with water remediation companies, emergency services providers and loss causation analysts that provide rapid mitigation of damages and exceptional customer service In - House Claims Adjuster Efficient Claims Response Strategic Alliance with CAT Adjuster • Owns 1/3 of Southeast Catastrophe Consulting Company, an independent CAT claims adjuster • Dedicated CAT adjusters available to Federated National when needed • All data and systems functionality is backed - up through a remote cloud - based computing system

NASDAQ: FNHC STRONG CATASTROPHE REINSURANCE 13 2014 – 2015 Excess of Loss Catastrophe Reinsurance Highlights • Approximately $ 1.5 billion of aggregate coverage with maximum single event coverage of approximately $ 1.0 billion • 53 reinsurance partners, almost all of which were rated “A - ” or higher by A.M. Best • All private market layers have prepaid automatic restatements protection and a cascading feature meaning if a preceding layer is exhausted the layers above drop down (cascade) until all layers are exhausted • Quota share of 30% of $ 200 million aggregate coverage on two events with maximum single event coverage of 30% of $ 100 million • A $ 11.2 million pre - tax retention on any single catastrophe event with losses above $ 11.2 million and less than $ 904 million • Above $ 904 million in losses Federated National would retain an additional 15.85% of the next $ 100 million of covered losses Federated National has full indemnity reinsurance with highly rated reinsurers many of which it has maintained a business relationship with for many years

CATASTROPHE REINSURANCE PROGRAM

July 1, 2014 – June 30, 2015 Excess of Loss Catastrophe Reinsurance Program



First Event
$1,015,200,000>
RMS 190 YR
Excess Catastrophe Layer 5
84.15% of $100,000,000 xs $368,900,000
Excess Catastrophe Layer 4
$81,200,000 xs $287,700,000
$796,000,000>
$715,000,000>
RMS 100 YR
Mandatory FNFC Layer Estimate
90% of $607,000,000 xs
$227,000,000
Excess
Catastrophe
Layer 3
$60,700,000
xs
$227,000,000
$476,000,000>
RMS 50 YR
$170,000,000>
Hurricane Andrew
$146,000,000>
Hurricane Wilma
$104,000,000>
Hurricane Charlie
or Frances
Excess Catastrophe Layer 2
$127,000,000 xs $100,000,000
Quota Share
Limit
30% of
$100,000,000
xs $0
Excess Catastrophe Layer 1
70% of $84,000,000 xs $16,000,000
$11,200,000 Company
Retention
Second Event
$576,000,000>
RMS 69 YR
Excess Catastrophe Layer 5
84.15% of $100,000,000 xs $368,900,000
Excess Catastrophe Layer 4
$81,200,000 xs $287,700,000
Excess Catastrophe Layer 3
$60,700,000 xs $227,000,000
Mandatory FHCF Layer Estimate
90% of $119,000,000 xs $227,000,000
Excess Catastrophe Layer 2
$127,000,000 xs $100,000,000
Quota Share
Limit
30% of
$100,000,000
xs $0
Excess Catastrophe Layer 1
70% of $84,000,000 xs $16,000,000
$11,200,000 Company
Retention

Note: Uses historical models with loss amplification for RMS v 13.1

FEDERATED NATIONAL
NASDAQ: FNHC
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NASDAQ: FNHC MONARCH IS A NEW GROWTH OPPORTUNITY 15 Our agents ask, “why can’t you write more business?” …Monarch is our answer. • Monarch is designed to capture additional quality business that FNHC is not able to secure with FNIC’s products • FNIC only binds approximately 12% of the quotes submitted by its agents • The opportunity lies in the ability to provide more coverage options to agents • FNHC’s business is scalable and can achieve more economies of scale with increased volume • Statutory regulations require a separate capital base unless the policies are mutually exclusive • FNHC is partnering to form Monarch as a separate insurance company with a separate capital base and different premium rates and policy forms than FNIC to capture standard market business 88% Policies Not Bound 12% Policies Bound Monarch Opportunity

NASDAQ: FNHC MONARCH MANAGEMENT AND STRUCTURE Benefits to Federated National • New market opportunity • Management and operational control • MGA, claims and policy fees • Participation in underwriting results Monarch Management • Michael H. Braun – CEO & President • Peter J. Prygelski – CFO & Treasurer Monarch Board of Managers • Federated National (3 seats) • C.A. Bancorp (3 seats) • Independent third party (1 seat) selected by FNHC and C.A. Bancorp C.A. Bancorp Overview • Publicly traded Canadian merchant bank and alternative investment manager • TSX: BKP TransRe Overview • International reinsurance organization headquartered in New York with operations worldwide • Subsidiary of Alleghany Corporation (NYSE: Y) (1) Non - voting equity owner 16 Federated National Holding Company $14 m illion C.A. Bancorp Inc. $14 million TransRe (1) $5 million Monarch Federated National Underwriters, Inc. $5M of Senior Debt MGA & Claims Fees MGA & Claims Services 100% Owned 42% Owned 42% Owned 15% Owned = Joint venture to be formed

17 FINANCIAL OVERVIEW

NASDAQ: FNHC 2014 SECOND QUARTER FINANCIAL HIGHLIGHTS 18 Core Growth • Gross premiums written increased by 54% to $107.4 million as compared to Q2 2013 • Net premiums earned increased by 117% to $51.4 million as compared to Q2 2013 Continued Improvement in Underwriting Results • Loss ratio improved by 6.5 percentage points year - over - year to 47.7% Strong Returns to Shareholders • Fully diluted net income per share increased by 226% to $1.01 as compared to Q2 2013 • Book value per share increased by 36% to $11.70 as compared to Q2 2013 Note: Based on GAAP financial information

NASDAQ: FNHC SHAREHOLDER VALUE CREATION 19 Source: Company Filings and SNL Financial Note: Based on GAAP financial information Reported BVPS & LTM ROAE Diluted Earnings Per Share $7.09 $7.05 $7.01 $7.32 $7.61 $7.89 $8.24 $8.26 $8.60 $8.58 $9.17 $9.95 $10.70 -25% -20% -15% -10% -5% 0% 5% 10% 15% 20% 25% $6.50 $7.00 $7.50 $8.00 $8.50 $9.00 $9.50 $10.00 $10.50 $11.00 LTM ROAE Book Value Per Share BVPS LTM ROAE $(0.25) $(0.10) $0.05 $0.25 $0.13 $0.18 $0.09 $0.13 $0.29 $0.31 $0.39 $0.46 $0.74 $(0.40) $(0.20) $- $0.20 $0.40 $0.60 $0.80

NASDAQ: FNHC 59.8% 52.7% 48.2% 42.8% 50.0% 43.7% 47.0% 44.7% 40.3% 40.1% 39.8% 33.4% 30.5% 0% 10% 20% 30% 40% 50% 60% 70% Q1-11 Q2-11 Q3-11 Q4-11 Q1-12 Q2-12 Q3-12 Q4-12 Q1-13 Q2-13 Q3-13 Q4-13 Q1-14 Non - GAAP Expense Ratio INCREASED SCALE IS IMPROVING OUR EXPENSE RATIO 20 (1) The expense ratio is a non - GAAP measure calculated as follows: (total expenses – losses & LAE / total revenue ); Company Filings and SNL Financial Non - GAAP Expense Ratio (1)

NASDAQ: FNHC Cash & Short Term Inv. 17% U.S. Gov. & Agency Sec. 13% Corporate & Collateralized Mortgage Obligations 38% State, Muni. and Political Subs 19% Common Stock 13% • Designed to preserve capital, maximize after - tax investment income, maintain liquidity and minimize risk • Utilize outside investment managers for the fixed income and equities portfolios • As of March 31, 2014, 100% of the Company’s fixed income portfolio was rated investment grade ‒ Average duration: 3.81 years ‒ Composite rating: A+ (S&P) ‒ Average yield: 1.73% • Historical total returns in cash and investments as of March 31, 2014 ‒ 1 Year: 4.10% ‒ 2 Years: 5.46% • Actively increasing fixed income concentration in portfolio INVESTMENT PORTFOLIO (AS OF MARCH 31, 2014) 21 Investments and Cash As of March 31, 2014 $296.0 Million

NASDAQ: FNHC STRONG BALANCE SHEET 22 • Debt free balance sheet • Shareholders’ equity of $117.6 million (1) • Statutory surplus of $85.0 million (1) • Strong reinsurance program to protect the balance sheet ($ in Thousands) March 31, 2014 December 31, 2013 Cash and Investments $296,008 $262,156 Total Assets $348,355 $316,741 Unearned Premiums $145,340 $128,343 Total Liabilities $230,768 $208,247 Total Shareholders’ Equity $117,587 $108,494 (1) As of March 31, 2014

NASDAQ: FNHC • Third fastest growing homeowners’ insurance company in Florida (1) • Excellent market conditions for Florida homeowners’ insurers • Monarch provides opportunities for additional future growth EXCEPTIONAL OPPORTUNITY WITH A PROVEN TEAM 23 Exceptional Market Opportunity Experienced Management Team Proven Business Model Strong Financial Performance • Highly experienced management team with a long history at Federated National and extensive insurance industry experience • The management team was with the company during the 2004 and 2005 storms • Strong relationships with agents, reinsurers and regulators • Rapid premium growth • Improving loss, expense and combined ratio • Improving EPS, BVPS and ROAE • Underwrite voluntary business • One of five Florida homeowners’ insurance companies appointed to write voluntary business with Allstate • Full indemnity reinsurance with 53 reinsurance partners, almost all of which were rated “ A - ” or higher by A.M. Best (1) Based on Florida homeowners’ insurance new policies written for the three months ended March 31, 2014; Florida Office of Insurance Regulation

NASDAQ: FNHC CONTACT US Company Contacts Michael Braun , Chief Executive Officer & President Email: mbraun@FedNat.com Phone: 954 - 308 - 1322 Peter Prygelski, Chief Financial Officer & Treasurer Email: pprygelski@FedNat.com Phone: 954 - 308 - 1252 24 Federated National Holding Company 14050 N.W. 14th Street Suite 180 Sunrise, FL 33323 Tel. (954) 581 - 9993 / (800) 293 - 2532 www.FedNat.com